**AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION
ON ~~JANUARY 27~~JULY 13, 2026**

**UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

First Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~DAWSON PRIVATE MARKETS EVERGREEN~~PARVIN DECENTRALIZED FUND
~~DAWSON PARTNERS (US) INC.~~
PARVIN FUND MANAGEMENT, LLC

~~10 Bryant Park~~
~~452 Fifth Ave.~~401 E. 8th Street, Suite ~~23011~~200
~~New York, NY 10018~~
Sioux Falls, South Dakota 57103

Please direct all communications regarding this application to:

J. Steven Smith
Parvin Fund Management, LLC
~~Matthew Kuchinsky, Esq.~~
~~Partner and General Counsel~~
~~Dawson Partners Inc.~~
~~10 Bryant Park~~
~~452 Fifth Ave.~~401 E. 8th Street, Suite ~~23011~~200
~~New York, NY 10018~~
Sioux Falls, South Dakota 57103
(~~647~~610) ~~245-5560~~806-9001
~~mkuchinsky@dawsonpartners~~ssmith@parvinam.com

Copies to:

Joel D. Corriero, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
~~Nicole M. Runyan, P.C.~~
~~Pamela Poland Chen~~
~~Kirkland & Ellis LLP~~
~~601 Lexington Avenue~~
~~New York, NY 10022~~
~~(212) 446-4800~~
~~nicole.runyan@kirkland.com~~
~~pamela.chen@kirkland.com~~Philadelphia, PA 19103
(215) 564-8528
JCorriero@stradley.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF ~~78~~88 PAGES.

TABLE OF CONTENTS

EXHIBITS

IN THE MATTER OF

~~DAWSON PRIVATE MARKETS EVERGREEN FUND; DAWSON PARTNERS (US) INC.~~ PARVIN DECENTRALIZED FUND

PARVIN FUND MANAGEMENT, LLC
~~10 BRYANT PARK~~
~~452 FIFTH AVE.~~401 E. 8TH STREET, SUITE ~~2301~~1200
~~NEW YORK, NY 10018~~
SIOUX FALLS, SOUTH DAKOTA 57103

Investment Company Act of 1940 File No. ~~812-[•]~~812-16041

EXPEDITED REVIEW REQUESTED UNDER 17 CFR § 270.0-5(d).

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT") FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(A)(2), 18(C) AND 18(I) THEREUNDER, PURSUANT TO SECTIONS 6(C) AND 23(C) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23C-3 THEREUNDER AND PURSUANT TO SECTION 17(D) OF THE 1940 ACT AND RULE 17D-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.   THE PROPOSAL

~~Dawson Private Markets Evergreen~~Parvin Decentralized Fund (the "Initial Fund") is a newly-organized Delaware statutory trust that will operate as a continuously offered, registered non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Initial Fund will be advised by ~~Dawson Partners (US) Inc.~~Parvin Fund Management, LLC (the "Adviser"). The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Fund to issue multiple classes of shares of beneficial interest ("Shares")[1] and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any

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[1]   As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

such entity,[2] acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act (each, a "Future Fund," and together with the Initial Fund, the "Funds").[3] Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund has filed an initial registration statement on Form N-2 ("Initial Registration Statement") ~~seeking~~that will seek to register ~~three~~two classes of Shares, "Institutional Class ~~S Shares," "Class D~~ Shares" and "Class ~~I~~A Shares," under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act"), each with its own fee and expense structure. If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Institutional Class ~~S Shares, Class D~~ Shares and Class ~~I~~A Shares and any other additional classes of Shares, each having its own fee and expense structure, pursuant to the Initial Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of Shares, the Institutional Class ~~I~~Shares, until receipt of the requested relief. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the "Sales Charge Rule") of the Financial Industry Regulatory Authority ("FINRA").[4] All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II.   STATEMENT OF FACTS

A.   Initial Fund

The Initial Fund is a Delaware statutory trust that is ~~registered~~seeking registration under the 1940 Act as a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The Initial Fund's primary investment objective will be to seek ~~to generate significant returns, principally~~total return through ~~long-term~~a combination of capital appreciation and ~~current~~income generation. The Initial Fund will seek to achieve its investment objective by investing in ~~a broad portfolio of private equity and other private assets (collectively, "Private Assets"). The Initial Fund may gain access to Private Assets through a number of different approaches, including: (i) secondary purchases of Private Assets such as purchases of interests in private equity and other private asset funds managed by unaffiliated asset managers ("Underlying Funds") and purchases of interests in private companies and other private assets in secondary market transactions, including through portfolio sales, multi-asset continuation vehicles and other secondary market transactions; (ii) investments in single asset continuation vehicles, co-investments in or alongside Underlying Funds and other single asset transactions; and (iii) primary investments in Underlying Funds.~~securities of public and private companies within the Decentralized Infrastructure Industry, as defined by Parvin Asset Management, LLC, the Fund's sub-adviser ("Sub-Adviser"), and U.S. Treasury Floating Rate Notes.

If the relief requested herein is granted, the Initial Fund intends to offer Institutional Class ~~S Shares, Class D~~ Shares and Class ~~I~~A Shares pursuant to a continuous public offering as discussed above.

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[2]   A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3]   The terms "control," and "investment adviser" are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

[4]   As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. *See*, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

As noted above, the Initial Fund intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. Each Future Fund will likewise provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders.[5] Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[6]

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

B.   Adviser

The Adviser is a ~~Delaware corporation~~South Dakota limited liability company. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and will serve as investment adviser to the Initial Fund pursuant to an investment advisory agreement (the "Investment Advisory Agreement"), which will be considered, and if deemed appropriate, approved by the Board of Trustees of the Initial Fund, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Initial Fund, and by the Initial Fund's initial shareholders, in the manner required by Sections 15(a) and (c) of the 1940 Act. The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Advisory Agreement. The Adviser will be responsible for managing the investment activities of the Initial Fund and the Initial Fund's business affairs.

The Adviser expects to enter into a sub-advisory agreement with respect to the Initial Fund with the Sub-Adviser, a registered investment adviser with the Commission under the Investment Advisers Act of 1940, as amended, to serve as the sub-adviser to the Initial Fund.

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[5]   Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.

[6]   A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

C.   Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

III.   EXEMPTIONS REQUESTED

A.   The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a "senior security"[7] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B.   Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.   Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.   COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any

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[7]   Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.

transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

A.   Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("Protecting Investors"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[8] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the staff determined that, given the changes in the securities market since 1940—in particular the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements.[9]

One exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[10] The report concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[11] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[12] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[13]

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[8]   SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 421.

[9]   *Id*. at 424.

[10]   *Id*. at 439-40.

[11]   *Id*. at 424.

[12]   Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[13]   Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.[14] Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, Dawson Private Markets Evergreen Fund, Sardis Credit Opportunities Fund, Wilshire Private Assets Fund, Diameter Dynamic Credit Fund, TCG Strategic Income Fund, Pennantpark Enhanced Income Fund, ARK Venture Fund, Man Diversified Income Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund and ISQ Infrastructure Private Equity Navigator Fund LLC.[15]

B.   Multiple Classes of Shares - Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a "senior security"[16] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, *i.e.*, preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common

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proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[14]   Protecting Investors, at 439-40; Proposing Release, at 27.

[15]   *See, e.g.*, Dawson Private Markets Evergreen Fund, et al., Investment Co. Rel. Nos. 36017 (March 16, 2026) (notice) and 36083 (April 13, 2026) (order); Sardis Credit Opportunities Fund, et al., Investment Co. Rel. Nos. 35828 (December 17, 2025) (notice) and 35902 (January 14, 2026) (order); Wilshire Private Assets Fund, et al., Investment Co. Rel. Nos. 35796 (November 21, 2025) (notice) and 35833 (December 17, 2025) (order); Diameter Dynamic Credit Fund, et al., Investment Co. Rel. Nos. 35767 (September 26, 2025) (notice) and 35791 (November 18, 2025) (order); TCG Strategic Income Fund, et. al., Investment Co. Rel. Nos. 35747 (September 11, 2025) (notice) and 35790 (November 17, 2025) (order); Pennantpark Enhanced Income Fund, et al., Investment Co. Rel. Nos. 35746 (September 11, 2025) (notice) and 35789 (November 17, 2025) (order); ARK Venture Fund, et. al., Investment Co. Rel. Nos. 35744 (September 9, 2025) (notice) and 35787 (order); Man Diversified Income Fund, et al., Investment Co. Rel. Nos. 35704 (August 1, 2025) (notice) and 35728 (August 27, 2025) (order); Lincoln Bain Capital Total Credit Fund et al., Investment Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports Media and Entertainment Fund, et al., Investment Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al., Investment Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Align Alternative Access Fund et al., Investment Co. Rel. Nos. 35562 (April 29, 2025) (notice) and 35612 (May 28, 2025) (order); and ISQ Infrastructure Private Equity Navigator Fund LLC, et. al., Investment Co. Rel. Nos. 35489 (March 4, 2025) (notice) and 35519 (April 1, 2025) (order).

[16]   Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[17] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that: "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: *Provided*, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . ."

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more

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[17]   Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

classes of shares representing interests in the same portfolio,[18] the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[19]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.[20] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund's prospectus and of the differences among the various

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[18]   *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); *see also* Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[19]   *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (*i.e.*, trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[20]   *See* Dawson Private Markets Evergreen Fund, supra note 15; Sardis Credit Opportunities Fund, supra note 15; Wilshire Private Assets Fund, supra note 15; Diameter Dynamic Credit Fund, supra note 15; TCG Strategic Income Fund, supra note 15; Pennantpark Enhanced Income Fund, supra note 15; ARK Venture Fund, supra note 15; Man Diversified Income Fund, supra note 15; Lincoln Bain Capital Total Credit Fund, supra note 15; CAIS Sports Media and Entertainment Fund, supra note 15; GoldenTree Opportunistic Credit Fund, supra note 15; Adams Street Private Equity Navigator Fund LLC, supra note 15; Align Alternative Access Fund, supra note 15; and ISQ Infrastructure Private Equity Navigator Fund LLC.

classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[21] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[22] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[23] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.[24] In addition, each Fund will contractually require that any distributor of the Fund's Shares comply with such requirements in connection with the distribution of such Fund's Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[25] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Dawson Private Markets Evergreen Fund, Sardis Credit Opportunities Fund, Wilshire Private Assets Fund, Diameter Dynamic Credit Fund, TCG Strategic Income Fund, ARK Venture Fund, Man Diversified Income Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund and ISQ Infrastructure Private Equity Navigator Fund LLC.[26] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

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[21]   In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[22]   Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[23]   Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[24]   "Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016)."

[25]   Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). *See also* Rules 12d1-1, et seq. of the 1940 Act.

[26]   *See* supra note 15.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to a distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.[27] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, [s]uch consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[28]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[29] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Initial Fund's initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs.

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[27] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[28] *Id.*

[29] Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[30] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[31] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[32] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[33] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[34] Rule 22d-1

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[30]   *See* Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[31]   *See* Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[32]   *See* supra note 15.

[33]   Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

[34]   *Id*.

permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[35] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[36]

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

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[35]   Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[36]   Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,[37] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[38]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[39]

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[37]   *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

[38]   *Id*.

[39]   *See* supra note 15.

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants' address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

~~DAWSON PRIVATE MARKETS EVERGREEN~~PARVIN DECENTRALIZED FUND

Dated: ~~January 27~~July 13, 2026

By: /s/ ~~Derek Miners~~J. Steven Smith

Name: ~~Derek Miners~~J. Steven Smith
Title: Sole Trustee

~~DAWSON PARTNERS (US) INC.~~PARVIN FUND MANAGEMENT, LLC

Dated: ~~January 27~~July 13, 2026

By: /s/ ~~Jennifer McGoey~~J. Steven Smith

Name: ~~Jennifer McGoey~~J. Steven Smith
Title: ~~Authorized Person~~Managing Director

[Signature Page to Multi-Class Exemptive Order Application]

EXHIBIT A

Resolutions of the Sole Trustee of
~~Dawson Private Markets Evergreen~~Parvin Decentralized Fund (the "Fund")

      WHEREAS, the initial trustee of the Fund (the "Initial Trustee") deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the "Commission") an application for an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes (the "Multi-Class Application").

      NOW, THEREFORE, BE IT RESOLVED, that the Initial Trustee be, and hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission the Multi-Class Application, substantially in the form presented to the Initial Trustee, and any amendments thereto, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing; and it is further

      RESOLVED, that the Initial Trustee be, and he hereby is, authorized and directed to take such further action and execute such other documents as the Initial Trustee shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

(Adopted on ~~November 26~~May 18, ~~2025~~2026)

EXHIBIT B

Verifications

The undersigned states that he has duly executed the attached Application dated ~~January 27~~July 13, 2026 for and on behalf of ~~Dawson Private Markets Evergreen~~Parvin Decentralized Fund in his capacity as Sole Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~DAWSON PRIVATE MARKETS EVERGREEN~~PARVIN DECENTRALIZED FUND

By: /s/ ~~Derek Miners~~J. Steven Smith
Name: ~~Derek Miners~~J. Steven Smith
Title: Sole Trustee

The undersigned states that ~~she~~he has duly executed the attached Application dated ~~January 27~~July 13, 2026 for and on behalf of ~~Dawson Partners (US) Inc. in her~~Parvin Fund Management, LLC in his capacity as ~~an Authorized Person~~Managing Director of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

~~DAWSON PARTNERS (US) INC.~~PARVIN FUND MANAGEMENT, LLC

By: /s/ ~~Jennifer McGoey~~J. Steven Smith
Name: ~~Jennifer McGoey~~J. Steven Smith
Title: ~~Authorized Person~~Managing Director

EXHIBIT C

**Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified
as Substantially Identical under Rule 0-5(e)(3)**

EXHIBIT D

Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on June 8, 2026 (File No. 812-16041)

AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION
~~ON AUGUST 29, 2025~~
ON JULY 13, 2026

~~File No. 812-15819~~
**UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

First Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~**SARDIS CREDIT OPPORTUNITIES FUND**~~
~~**and**~~
~~**SARDIS GROUP, LLC**~~

**PARVIN DECENTRALIZED FUND
PARVIN FUND MANAGEMENT, LLC**

401 E. 8th Street, Suite 200
Sioux Falls, South Dakota 57103

Please direct all communications regarding this application to:

J. Steven Smith
Parvin Fund Management, LLC
401 E. 8th Street, Suite 200
Sioux Falls, South Dakota 57103
(610) 806-9001
ssmith@parvinam.com

Copies to:

Joel D. Corriero, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
(215) 564-8528
JCorriero@stradley.com

~~Please direct all communications concerning this Application to:~~
THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 88 PAGES.

Colin McBurnette
Sardis Group, LLC
4200 Northside Parkway
Building 4, Suite 300
Atlanta, GA 30327
With copies to:
Terrence Davis, Esq. & Tanya Boyle, Esq.
DLA Piper, LLP
1201 West Peachtree Street
Suite 2900
Atlanta, GA 30309
Terrence.davis@dlapiper.com
August 29, 2025

This document (including exhibits) contains 23 pages.

TABLE OF CONTENTS

EXHIBITS

Exhibit A   Resolutions of the Initial Fund

Exhibit B   Verifications

Exhibit C   Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

Exhibit D   Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on June 8, 2026 (File No. 812-16041)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, ~~DC~~D.C. 20549

IN THE MATTER OF ~~SARDIS CREDIT OPPORTUNITIES FUND~~ ~~4200 Northside Parkway~~ ~~Building 4, Suite 300~~ ~~Atlanta, GA 30327~~ **PARVIN DECENTRALIZED FUND** ~~and~~ **PARVIN FUND MANAGEMENT, LLC** ~~SARDIS GROUP, LLC~~ ~~4200 Northside Parkway~~ ~~Building 4, Suite 300~~ ~~Atlanta, GA 30327~~ **401 E. 8TH STREET, SUITE 200** **SIOUX FALLS, SOUTH DAKOTA 57103** **Investment Company Act of 1940** **File No.** ~~812-15819~~**812-16041** **EXPEDITED REVIEW REQUESTED UNDER 17 CFR § 270.0-5(d).**	: : : : : : : : : : : : : : : :	FIRST AMENDED AND RESTATED **APPLICATION PURSUANT TO SECTION 6(~~e~~C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT") FOR AN ORDER OF EXEMPTION FROM ~~THE~~ PROVISIONS OF SECTIONS 18(~~a~~A)(2), 18(~~e~~C) AND 18(~~i~~I) THEREUNDER, PURSUANT TO SECTIONS 6(~~e~~C) AND 23(~~e~~C) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE ~~23e~~23C-3 THEREUNDER AND PURSUANT TO SECTION 17(~~d~~D) OF THE 1940 ACT AND RULE ~~17d~~17D-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS**

I.   THE PROPOSAL

~~Sardis Credit Opportunities~~Parvin Decentralized Fund (the "Initial Fund") is a ~~newly organized~~newly-organized Delaware statutory trust that ~~is registered under the 1940 Act and that~~ will operate as a continuously offered, registered non-diversified, closed-end management investment company that ~~will operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act. Sardis Group~~intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Initial Fund will be advised by Parvin Fund Management, LLC (the "Adviser")~~, a Delaware limited liability company, will serve as the Initial Fund's investment adviser~~. The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial

Fund to issue multiple classes of shares ~~of beneficial interest~~ ("Shares")[1] and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[2] acts as ~~an~~ investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the ~~Securities~~ Exchange Act ~~of 1934, as amended (the "Exchange Act")~~ (each, a "Future Fund," and together with the Initial Fund, ~~collectively~~ the "Funds~~" or individually a "Fund.~~").[3] Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund ~~will make a continuous public offering of its Shares~~ has filed an initial registration statement on Form N-2 ("Initial Registration Statement") that will seek to register two classes of Shares, "Institutional Class Shares" and "Class A Shares," under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act"), each with its own fee and expense structure. If the requested relief is granted, the Initial Fund ~~may also offer~~ anticipates making a continuous public offering of its Institutional Class Shares and Class A Shares and any other additional classes of Shares ~~in the future, with~~, each ~~class~~ having its own fee and expense structure, pursuant to the Initial Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of Shares, the Institutional Class Shares, until receipt of the requested relief. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

~~It is currently contemplated that the Initial Fund's Class I Shares will not be subject to a front-end sales charge, or distribution and servicing fees. The Initial Fund's Investor Class Shares may be subject to other expenses, including distribution and service fees. The Initial Fund may impose EWCs and repurchase fees, as described below. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.~~

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the "Sales Charge Rule") of the Financial Industry Regulatory Authority ("FINRA").[4] All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II. STATEMENT OF FACTS

A. ~~The~~ Initial Fund

~~The Initial Fund has filed a Notification of Registration filed pursuant to Section 8(a) of the Act on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register Class I Shares under the Act and under the~~

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[1]   As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

[2]   A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3]   The terms "control," and "investment adviser" are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

[4]   As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. *See*, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

~~Securities Act. As of the date of the filing of this Application, the Initial Fund's Initial Registration Statement has not yet been declared effective by the Commission. The Initial Fund is a Delaware statutory trust. The Initial Fund is a non-diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act. The Initial Fund's investment objective is to seek total return through current income and capital appreciation. The Initial Fund seeks to achieve its investment objective by investing primarily in a wide array of loans and securitized debt instruments. The Initial Fund's address is 4200 Northside Parkway, Building 4, Suite 300, Atlanta, GA 30327.~~

The Initial Fund is a Delaware statutory trust that is seeking registration under the 1940 Act as a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The Initial Fund's primary investment objective will be to seek total return through a combination of capital appreciation and income generation. The Initial Fund will seek to achieve its investment objective by investing in securities of public and private companies within the Decentralized Infrastructure Industry, as defined by Parvin Asset Management, LLC, the Fund's sub-adviser ("Sub-Adviser"), and U.S. Treasury Floating Rate Notes.

If the relief requested herein is granted, the Initial Fund intends to ~~commence a continuous offering of one additional class of Shares, designated as Investor~~offer Institutional Class Shares~~,~~ and Class A Shares pursuant to a continuous public offering as discussed above.

~~The~~As noted above, the Initial Fund ~~adopted a fundamental policy to repurchase a specified percentage of its Shares (no less than 5%, and not more than 25%) at net asset value on a periodic basis. Such~~intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers ~~will be conducted~~ pursuant to Rule ~~23c-3~~13e-4 under the ~~1940~~Exchange Act. Each Future Fund will likewise provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders~~, or provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act~~.[5] Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[6]

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the

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[5]   Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act~~.~~, as amended.

[6]   A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a ~~distribution-related~~distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

B. ~~The~~ Adviser

The Adviser is a ~~Delaware~~South Dakota limited liability company ~~and~~. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and ~~serves~~will serve as investment adviser to the Initial Fund pursuant to an investment advisory agreement (the "Investment ~~Management~~Advisory Agreement"), which ~~has been~~will be considered, and if deemed appropriate, approved by the ~~Initial Fund's~~ Board of Trustees (~~of the "Board")~~Initial Fund, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Initial Fund, and by the Initial Fund's initial ~~sole shareholder~~shareholders, in the manner required by Sections 15(a) and (c) of the 1940 Act. The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment ~~Management~~Advisory Agreement. ~~Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management~~The Adviser will be responsible for managing the investment activities of the Initial Fund and the Initial Fund's business affairs ~~and selecting its investments according to its investment objective, policies, and restrictions. The Adviser's address is 4200 Northside Parkway, Building 4, Suite 300, Atlanta, GA 30327.~~.

The Adviser expects to enter into a sub-advisory agreement with respect to the Initial Fund with the Sub-Adviser, a registered investment adviser with the Commission under the Investment Advisers Act of 1940, as amended, to serve as the sub-adviser to the Initial Fund.

C. Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

~~Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.~~
~~Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds (an "Early Repurchase Fee") if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of,~~

scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial Fund intends to impose an Early Repurchase Fee.

III. EXEMPTIONS REQUESTED

A. The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a "senior security"[7] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B. Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C. Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint

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[7] Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.

enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A. Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("Protecting Investors"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[8] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and, thus, the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and, thus, required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that, in fact, restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the staff determined that, given the changes in the securities market since 1940—in particular, the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements.[9]

One exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[10] The report concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[11] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[12] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[13]

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[8] SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 421.

[9] *Id*. at 424.

[10] *Id*. at 439-40.

[11] *Id*. at 424.

[12] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[13] Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.[14] Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, Dawson Private Markets Evergreen Fund, Sardis Credit Opportunities Fund, Wilshire Private Assets Fund, Diameter Dynamic Credit Fund, TCG Strategic Income Fund, Pennantpark Enhanced Income Fund, ARK Venture Fund, Man Diversified Income Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, ~~iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Redwood Real Estate Income Fund, Wellington Global Multi-Strategy Fund, and Aether Infrastructure & Natural Resources Fund~~Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund and ISQ Infrastructure Private Equity Navigator Fund LLC.[15]

B.   Multiple Classes of Shares —- Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

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[14]   Protecting Investors, at 439-40; Proposing Release, at 27.

[15]   *See, e.g.*, Dawson Private Markets Evergreen Fund, et al., Investment Co. Rel. Nos. 36017 (March 16, 2026) (notice) and 36083 (April 13, 2026) (order); Sardis Credit Opportunities Fund, et al., Investment Co. Rel. Nos. 35828 (December 17, 2025) (notice) and 35902 (January 14, 2026) (order); Wilshire Private Assets Fund, et al., Investment Co. Rel. Nos. 35796 (November 21, 2025) (notice) and 35833 (December 17, 2025) (order); Diameter Dynamic Credit Fund, et al., Investment Co. Rel. Nos. 35767 (September 26, 2025) (notice) and 35791 (November 18, 2025) (order); TCG Strategic Income Fund, et. al., Investment Co. Rel. Nos. 35747 (September 11, 2025) (notice) and 35790 (November 17, 2025) (order); Pennantpark Enhanced Income Fund, et al., Investment Co. Rel. Nos. 35746 (September 11, 2025) (notice) and 35789 (November 17, 2025) (order); ARK Venture Fund, et. al., Investment Co. Rel. Nos. 35744 (September 9, 2025) (notice) and 35787 (order); Man Diversified Income Fund, et al., Investment Co. Rel. Nos. 35704 (August 1, 2025) (notice) and 35728 (August 27, 2025) (order); Lincoln Bain Capital Total Credit Fund et al., Investment Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports Media and Entertainment Fund, et al., Investment Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); ~~iDirect~~Adams Street Private ~~Markets~~Equity Navigator Fund LLC, et al., Investment Co. Rel. Nos. ~~35474 (February 21~~35577 (May 7, 2025) (notice) and ~~35497 (March 14~~35618 (June 2, 2025) (order); ~~SEG Partners Long/Short Equity~~Align Alternative Access Fund, et al., Investment Co. Rel. Nos. ~~35466 (February 6~~35562 (April 29, 2025) (notice) and ~~35491 (March 4~~35612 (May 28, 2025) (order); ~~Coatue CTEK Fund and Coatue Management, L.L.C., Investment Co. Rel. Nos. 35417 (December 13, 2024) (notice) and 35443 (January 8, 2025) (order); Capital Group KKR Multi-Sector+~~and ISQ Infrastructure Private Equity Navigator Fund LLC, et. al., Investment Co. Rel. Nos. ~~35410 (December 9, 2024~~35489 (March 4, 2025) (notice) and ~~35441 (January 6~~35519 (April 1, 2025) (order)~~; Global X Venture Fund and Global X Management Company, LLC, Investment Co. Rel. Nos. 35408 (December 9, 2024) (notice) and 35440 (January 6, 2025) (order); HarbourVest Private Investments Fund and HarbourVest Registered Advisers L.P., Investment Co. Rel. Nos. 35409 (December 9, 2024) (notice) and 35439 (January 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Investment Co. Rel. Nos. 35403 (November 27, 2024) (notice) and 35431 (December 26, 2024) (order); TCW Private Asset Income Fund and TCW Asset Backed Finance Management Company LLC, Investment Co. Rel. Nos. 35401 (November 26, 2024) (notice) and 35429 (December 23, 2024) (order); Callodine Specialty Income Fund and Callodine Capital Management, LP, Investment Co. Rel. Nos. 35399 (November 26, 2024) (notice) and 35428 (December 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Investment Co. Rel. Nos. 35385 (November 14, 2024) (notice) and 35414 (December 10, 2024) (order); Redwood Real Estate Income Fund and Redwood Investment Management, LLC, Investment Co. Rel. Nos. 35382 (November 12, 2024) (notice) and 35413 (December 10, 2024) (order); Wellington Global Multi-Strategy Fund and Wellington Management Company LLP, Investment Co. Rel. Nos. 35317 (September 10, 2024) (notice) and 35353 (October 8, 2024) (order); and Aether Infrastructure & Natural Resources Fund, et al., Investment Co. Rel. Nos. 35168 (April 10, 2024) (notice) and 35186 (May 7, 2024) (order).~~.

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a "senior security"[16] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, *i.e.*, preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[17] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

> Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that
: "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: *Provided*, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . ."

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

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[16] Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

[17] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[18] the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[19]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The proposed ~~multiple class~~multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions, and exchanges and disclosures. In fact, each Fund will, in many ways, resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.[20] Provisions regulating the

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[18]　*See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); *see also* Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[19]　*See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (*i.e.*, trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[20]　*See* Dawson Private Markets Evergreen Fund, supra note 15; Sardis Credit Opportunities Fund, supra note 15; Wilshire Private Assets Fund, supra note 15; Diameter Dynamic Credit Fund, supra note 15; TCG Strategic Income Fund, supra note 15; Pennantpark Enhanced Income Fund, supra note 15; ARK Venture Fund, supra note

issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund's prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus ~~a~~ disclosure of the fees, expenses~~,~~ and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[21] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[22] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[23] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.[24] In addition, each Fund will contractually require that any distributor of the Fund's Shares comply with such requirements in connection with the distribution of such Fund's Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[25] Applicants will comply with all such applicable disclosure requirements.

15; Man Diversified Income Fund, supra note 15; Lincoln Bain Capital Total Credit Fund, supra note 15; CAIS Sports Media and Entertainment Fund, supra note 15; GoldenTree Opportunistic Credit Fund, supra note 15; ~~iDirect~~Adams Street Private ~~Markets~~Equity Navigator Fund LLC, supra note 15; ~~SEG Partners Long/Short Equity Fund, supra note 15; Coatue CTEK Fund, supra note 15; Capital Group KKR Multi Sector+, supra note 15; Global X Venture Fund, supra note 15; HarbourVest Private Investments Fund, supra note 15; Privacore PCAAM Alternative Income Fund, supra note 15; TCW Private Asset Income Fund, supra note 15; Calldine Specialty Income Fund, supra note 15; Diamond Hill Securitized Credit Fund, supra note 15; Redwood Real Estate Income Fund, supra note 15; Wellington Global Multi-Strategy~~Align Alternative Access Fund, supra note 15; and ~~Aether~~ISQ Infrastructure ~~& Natural Resources~~Private Equity Navigator Fund~~, supra note 15.~~ LLC.

[21] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[22] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[23] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[24] "Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016)."

[25] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (~~Jun.~~June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

The requested relief is similar to the exemptions discussed above granted by the Commission to Dawson Private Markets Evergreen Fund, Sardis Credit Opportunities Fund, Wilshire Private Assets Fund, Diameter Dynamic Credit Fund, TCG Strategic Income Fund, ARK Venture Fund, Man Diversified Income Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, ~~iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Redwood Real Estate Income Fund, Wellington Global Multi-Strategy Fund, and Aether Infrastructure & Natural Resources Fund.[26]In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures.~~ Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund and ISQ Infrastructure Private Equity Navigator Fund LLC.[26] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to a distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.[27] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, ~~such~~[s]uch consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the ~~[FINRA]~~NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[28]

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[26] ~~See GoldenTree Opportunistic Credit Fund, *supra* note 15; iDirect Private Markets Fund, *supra* note 15; SEG Partners Long/Short Equity Fund, *supra* note 15; Coatue CTEK Fund, *supra* note 15; Capital Group KKR Multi-Sector+, *supra* note 15; Global X Venture Fund, *supra* note 15; HarbourVest Private Investments Fund, *supra* note 15; Privacore PCAAM Alternative Income Fund, *supra* note 15; TCW Private Asset Income Fund, *supra* note 15; Callodine Specialty Income Fund, *supra* note 15; Diamond Hill Securitized Credit Fund, *supra* note 15; Redwood Real Estate Income Fund, *supra* note 15; Wellington Global Multi-Strategy Fund, *supra* note 15; and Aether Infrastructure & Natural Resources Fund, *supra* note 15.~~

[26]   *See* supra note 15.

[27]   Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[28]   *Id.*

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a ~~non-discriminatory~~<u>nondiscriminatory</u> fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[29] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Initial Fund's initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[30] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[31] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and<u>/or</u> service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

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[29] Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

[30] *See* Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[31] *See* Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

The Commission has previously granted the same type of exemptive relief requested herein.[32] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, or scheduled variations or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund werewas an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability, or retirement of the shareholder. Events such as death, disability, or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer-sponsoredemployer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[33] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[34] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[35] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

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[32]   *See* GoldenTree Opportunistic Credit Fund, *supra* note 15; iDirect Private Markets Fund, *supra* note 15; SEG Partners Long/Short Equity Fund, *supra* note 15; Coatue CTEK Fund, *supra* note 15; Capital Group KKR Multi-Sector+, *supra* note 15; Global X Venture Fund, *supra* note 15; HarbourVest Private Investments Fund, *supra* note 15; Privacore PCAAM Alternative Income Fund, *supra* note 15; TCW Private Asset Income Fund, *supra* note 15; Callodine Specialty Income Fund, *supra* note 15; Diamond Hill Securitized Credit Fund, *supra* note 15; Redwood Real Estate Income Fund, *supra* note 15; Wellington Global Multi-Strategy Fund, *supra* note 15; and Aether Infrastructure & Natural Resources Fund, supra note 15.

[33]   Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

[34]   *Id*.

[35]   Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   <u>Asset-Based Distribution and/or Service Fees</u>

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[36]

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,[37] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise'

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[36] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

[37] *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (~~Oct.~~October 28, 1980).

with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[38]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.   APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.   CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[39]

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial ~~Fund's Board of Trustees~~Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants ~~state that their address (for both the Initial Fund and the Adviser) is 4200 Northside Parkway, Building 4, Suite 300, Atlanta, GA 30327 and that~~' address is stated on

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[38]   *Id.*

[39]   *See* ~~GoldenTree Opportunistic Credit Fund, *supra* note 15; iDirect Private Markets Fund, *supra* note 15; SEG Partners Long/Short Equity Fund, *supra* note 15; Coatue CTEK Fund, *supra* note 15; Capital Group KKR Multi Sector+, *supra* note 15; Global X Venture Fund, *supra* note 15; HarbourVest Private Investments Fund, *supra* note 15; Privacore PCAAM Alternative Income Fund, *supra* note 15; TCW Private Asset Income Fund, *supra* note 15; Callodine Specialty Income Fund, *supra* note 15; Diamond Hill Securitized Credit Fund, *supra* note 15; Redwood Real Estate Income Fund, *supra* note 15; Wellington Global Multi Strategy Fund, *supra* note 15; and Aether Infrastructure & Natural Resources Fund,~~ supra note 15.

the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

[Signature Page Follows]

~~Dated:~~ ~~August 29, 2025~~	**~~SARDIS CREDIT OPPORTUNITIES~~PARVIN DECENTRALIZED FUND** ~~/s/ Colin McBurnette~~ ~~Name: Colin McBurnette~~ ~~Title: Authorized Signer~~
Dated: July 13, 2026	By: /s/ J. Steven Smith
	Name: J. Steven Smith
	Title: Sole Trustee
	PARVIN FUND MANAGEMENT, LLC
Dated: ~~August 29~~ July 13, ~~2025~~2026	By: ~~SARDIS GROUP, LLC~~ /s/ ~~Colin McBurnette~~J. Steven Smith
	Name: ~~Name: Colin McBurnette~~
	~~Title: Managing Partner~~J. Steven Smith
	Title: Managing Director

[Signature Page to Multi-Class Exemptive Order Application]

EXHIBIT A

Resolutions of the ~~Board of Trustees of Sardis Credit Opportunities~~ Sole Trustee of Parvin Decentralized Fund (the "Fund")

~~RESOLVED, that the appropriate officers of the Fund, with the assistance of legal counsel, are authorized to prepare, execute and file an exemptive application, and any amendments thereto,~~**WHEREAS**, the initial trustee of the Fund (the "Initial Trustee") deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the "~~SEC") on behalf of the Fund,~~Commission") an application for an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an ~~order granting exemptions~~exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act~~;~~, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act ~~granting certain exemptions~~, for an exemption from Rule 23c-3~~; and~~ under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 ~~thereunder, or from any other provision of~~under the 1940 Act ~~or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Fund, that will~~to permit the Fund~~, among other things, to offer investors~~ to issue multiple classes of shares ~~of beneficial interest with varying sales loads and/or ongoing asset-based service and/or distribution~~and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes~~,~~ (the ~~execution and filing of such application, and any amendments thereto, to be conclusive evidence of the Board's authorization hereby; and be it~~"Multi-Class Application").

NOW, THEREFORE, BE IT RESOLVED, that the Initial Trustee be, and hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission the Multi-Class Application, substantially in the form presented to the Initial Trustee, and any amendments thereto, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing; and it is further

~~FURTHER~~ **RESOLVED**, that the ~~appropriate officers of the Fund are authorized, with the advice of counsel, to take all necessary, appropriate, or desirable actions, consistent with the objective of the Board, to carry out~~Initial Trustee be, and he hereby is, authorized and directed to take such further action and execute such other documents as the Initial Trustee shall deem necessary or advisable in order to effectuate the intent of the foregoing ~~resolutions~~resolution.

(Adopted on May 18, 2026)

EXHIBIT B

Verifications ~~of Sardis Credit Opportunities Fund and Sardis Group, LLC~~

The undersigned states that he has duly executed the attached Application dated ~~August 29, 2025~~July 13, 2026 for and on behalf of ~~Sardis Credit Opportunities~~Parvin Decentralized Fund in his capacity as ~~an Authorized Signer~~Sole Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Sardis Credit Opportunities Fund~~**PARVIN DECENTRALIZED FUND**
~~By:~~   ~~/s/ Colin McBurnette~~
~~Name~~By: ~~Colin McBurnette~~/s/ J. Steven Smith
~~Title~~Name: ~~Authorized Signer~~J. Steven Smith
Title: Sole Trustee

The undersigned states that he has duly executed the attached Application dated ~~August 29, 2025~~July 13, 2026 for and on behalf of ~~Sardis Group~~Parvin Fund Management, LLC in his capacity as ~~the~~ Managing ~~Partner~~Director of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Sardis Group~~**PARVIN FUND MANAGEMENT**, LLC

By: /s/ ~~Colin McBurnette~~J. Steven Smith
Name: ~~Colin McBurnette~~J. Steven Smith
Title: Managing ~~Partner~~Director

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

EXHIBIT D

Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on June 8, 2026 (File No. 812-16041)

**AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION
ON ~~JUNE 8~~JULY 13, 2026**

**UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

First Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

**PARVIN DECENTRALIZED FUND
PARVIN FUND MANAGEMENT, LLC**

401 E. 8th Street, Suite 200
Sioux Falls, South Dakota 57103

Please direct all communications regarding this application to:

J. Steven Smith
Parvin Fund Management, LLC
401 E. 8th Street, Suite 200
Sioux Falls, South Dakota 57103
(610) 806-9001
ssmith@parvinam.com

Copies to:

Joel D. Corriero, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
(215) 564-8528
JCorriero@stradley.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF ~~64~~88 PAGES.

TABLE OF CONTENTS

IN THE MATTER OF **PARVIN DECENTRALIZED FUND** **PARVIN FUND MANAGEMENT, LLC** **401 E. 8TH STREET, SUITE 200 SIOUX FALLS, SOUTH DAKOTA 57103** **Investment Company Act of 1940 File No. 812 [•]812-16041** **EXPEDITED REVIEW REQUESTED UNDER 17 CFR § 270.0-5(d).**	**FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT") FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(A)(2), 18(C) AND 18(I) THEREUNDER, PURSUANT TO SECTIONS 6(C) AND 23(C) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23C-3 THEREUNDER AND PURSUANT TO SECTION 17(D) OF THE 1940 ACT AND RULE 17D-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS**

I.   THE PROPOSAL

Parvin Decentralized Fund (the "Initial Fund") is a newly-organized Delaware statutory trust that will operate as a continuously offered, registered non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Initial Fund will be advised by Parvin Fund Management, LLC (the "Adviser"). The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Fund to issue multiple classes of shares of beneficial interest ("Shares")[1] and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[2] acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act (each, a

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[1]   As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

[2]   A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

"Future Fund," and together with the Initial Fund, the "Funds").[3] Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund has filed an initial registration statement on Form N-2 ("Initial Registration Statement") that will seek to register two classes of Shares, "Institutional Class Shares" and "Class A Shares," under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act"), each with its own fee and expense structure. If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Institutional Class Shares and Class A Shares and any other additional classes of Shares, each having its own fee and expense structure, pursuant to the Initial Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of Shares, the Institutional Class Shares, until receipt of the requested relief. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the "Sales Charge Rule") of the Financial Industry Regulatory Authority ("FINRA").[4] All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II.   STATEMENT OF FACTS

A.   Initial Fund

The Initial Fund is a Delaware statutory trust that is seeking registration under the 1940 Act as a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The Initial Fund's primary investment objective will be to seek total return through a combination of capital appreciation and income generation. The Initial Fund will seek to achieve its investment objective by investing in securities of public and private companies within the Decentralized Infrastructure Industry, as defined by Parvin Asset Management, LLC, the Fund's sub-adviser ("Sub-Adviser"), and U.S. Treasury Floating Rate Notes.

If the relief requested herein is granted, the Initial Fund intends to offer Institutional Class Shares and Class A Shares pursuant to a continuous public offering as discussed above.

As noted above, the Initial Fund intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. Each Future Fund will likewise provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders.[5] Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

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[3]   The terms "control," and "investment adviser" are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

[4]   As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. *See*, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[5]   Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[6]

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

B.   Adviser

The Adviser is a South Dakota limited liability company. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and will serve as investment adviser to the Initial Fund pursuant to an investment advisory agreement (the "Investment Advisory Agreement"), which will be considered, and if deemed appropriate, approved by the Board of Trustees of the Initial Fund, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Initial Fund, and by the Initial Fund's initial shareholders, in the manner required by Sections 15(a) and (c) of the 1940 Act. The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Advisory Agreement. The Adviser will be responsible for managing the investment activities of the Initial Fund and the Initial Fund's business affairs.

The Adviser expects to enter into a sub-advisory agreement with respect to the Initial Fund with the Sub-Adviser, a registered investment adviser with the Commission under the Investment Advisers Act of 1940, as amended, to serve as the sub-adviser to the Initial Fund.

C.   Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

III.   **EXEMPTIONS REQUESTED**

A.   The Multi-Class System

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[6]   A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a "senior security"[7] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B.   Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.   Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.   COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

A.   Background

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[7]   Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("Protecting Investors"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[8] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the staff determined that, given the changes in the securities market since 1940—in particular the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements.[9]

One exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[10] The report concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[11] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[12] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[13]

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.[14] Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which

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[8]   SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 421.

[9]   *Id*. at 424.

[10] *Id*. at 439-40.

[11] *Id*. at 424.

[12] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[13] Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[14] Protecting Investors, at 439-40; Proposing Release, at 27.

the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, Dawson Private Markets Evergreen Fund, Sardis Credit Opportunities Fund, Wilshire Private Assets Fund, Diameter Dynamic Credit Fund, TCG Strategic Income Fund, Pennantpark Enhanced Income Fund, ARK Venture Fund, Man Diversified Income Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund and ISQ Infrastructure Private Equity Navigator Fund LLC.[15]

B.   Multiple Classes of Shares - Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a "senior security"[16] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, *i.e.*, preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders

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[15]   *See, e.g.*, Dawson Private Markets Evergreen Fund, et al., Investment Co. Rel. Nos. 36017 (March 16, 2026) (notice) and 36083 (April 13, 2026) (order); Sardis Credit Opportunities Fund, et al., Investment Co. Rel. Nos. 35828 (December 17, 2025) (notice) and 35902 (January 14, 2026) (order); Wilshire Private Assets Fund, et al., Investment Co. Rel. Nos. 35796 (November 21, 2025) (notice) and 35833 (December 17, 2025) (order); Diameter Dynamic Credit Fund, et al., Investment Co. Rel. Nos. 35767 (September 26, 2025) (notice) and 35791 (November 18, 2025) (order); TCG Strategic Income Fund, et. al., Investment Co. Rel. Nos. 35747 (September 11, 2025) (notice) and 35790 (November 17, 2025) (order); Pennantpark Enhanced Income Fund, et al., Investment Co. Rel. Nos. 35746 (September 11, 2025) (notice) and 35789 (November 17, 2025) (order); ARK Venture Fund, et. al., Investment Co. Rel. Nos. 35744 (September 9, 2025) (notice) and 35787 (order); Man Diversified Income Fund, et al., Investment Co. Rel. Nos. 35704 (August 1, 2025) (notice) and 35728 (August 27, 2025) (order); Lincoln Bain Capital Total Credit Fund et al., Investment Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports Media and Entertainment Fund, et al., Investment Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al., Investment Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Align Alternative Access Fund et al., Investment Co. Rel. Nos. 35562 (April 29, 2025) (notice) and 35612 (May 28, 2025) (order); and ISQ Infrastructure Private Equity Navigator Fund LLC, et. al., Investment Co. Rel. Nos. 35489 (March 4, 2025) (notice) and 35519 (April 1, 2025) (order).

[16]   Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

as set forth in Section 13(a).[17] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

> Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that: "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: *Provided*, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . ."

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[18] the Commission adopted Rule 18f-3 under the 1940

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[17] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

[18] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); *see also* Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[19]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.[20] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund's prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[21] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne

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[19]   *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (*i.e.*, trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[20]   *See* Dawson Private Markets Evergreen Fund, supra note 15; Sardis Credit Opportunities Fund, supra note 15; Wilshire Private Assets Fund, supra note 15; Diameter Dynamic Credit Fund, supra note 15; TCG Strategic Income Fund, supra note 15; Pennantpark Enhanced Income Fund, supra note 15; ARK Venture Fund, supra note 15; Man Diversified Income Fund, supra note 15; Lincoln Bain Capital Total Credit Fund, supra note 15; CAIS Sports Media and Entertainment Fund, supra note 15; GoldenTree Opportunistic Credit Fund, supra note 15; Adams Street Private Equity Navigator Fund LLC, supra note 15; Align Alternative Access Fund, supra note 15; and ISQ Infrastructure Private Equity Navigator Fund LLC.

[21]   In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

by shareholders during the reporting period in shareholder reports[22] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[23] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.[24] In addition, each Fund will contractually require that any distributor of the Fund's Shares comply with such requirements in connection with the distribution of such Fund's Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[25] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Dawson Private Markets Evergreen Fund, Sardis Credit Opportunities Fund, Wilshire Private Assets Fund, Diameter Dynamic Credit Fund, TCG Strategic Income Fund, ARK Venture Fund, Man Diversified Income Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund and ISQ Infrastructure Private Equity Navigator Fund LLC.[26] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to a distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described

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[22]   Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[23]   Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[24]   "Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016)."

[25]   Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). *See also* Rules 12d1-1, et seq. of the 1940 Act.

[26]   *See* supra note 15.

below, these charges would be paid to a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.[27] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, [s]uch consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[28]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[29] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Initial Fund's initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[30] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end

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[27] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[28] *Id*.

[29] Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

[30] *See* Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[31] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[32] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[33] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[34] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end

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[31]   *See* Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[32]   *See* supra note 15.

[33]   Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

[34]   *Id*.

funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[35] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E. Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[36]

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

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[35]   Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[36]   Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Applicants note that, at the same time the Commission adopted Rule 12b-1,[37] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[38]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.   APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.   CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[39]

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act

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[37]   *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

[38]   *Id*.

[39]   *See* supra note 15.

are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants' address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

PARVIN DECENTRALIZED FUND

Dated: ~~June 8~~July 13, 2026   By: /s/ J. Steven Smith

                                           Name: J. Steven Smith
                                           Title: Sole Trustee

PARVIN FUND MANAGEMENT, LLC

Dated: ~~June 8~~July 13, 2026   By: /s/ J. Steven Smith

                                           Name: J. Steven Smith
                                           Title: Managing Director

[Signature Page to Multi-Class Exemptive Order Application]

EXHIBIT A

Resolutions of the Sole Trustee of
Parvin Decentralized Fund (the "Fund")

WHEREAS, the initial trustee of the Fund (the "Initial Trustee") deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the "Commission") an application for an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes (the "Multi-Class Application").

NOW, THEREFORE, BE IT RESOLVED, that the Initial Trustee be, and hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission the Multi-Class Application, substantially in the form presented to the Initial Trustee, and any amendments thereto, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing; and it is further

RESOLVED, that the Initial Trustee be, and he hereby is, authorized and directed to take such further action and execute such other documents as the Initial Trustee shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

(Adopted on May 18, 2026)

EXHIBIT B

Verifications

The undersigned states that he has duly executed the attached Application dated ~~June 8~~July 13, 2026 for and on behalf of Parvin Decentralized Fund in his capacity as Sole Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PARVIN DECENTRALIZED FUND

By: /s/ J. Steven Smith

Name: J. Steven Smith

Title: Sole Trustee

The undersigned states that he has duly executed the attached Application dated ~~June 8~~July 13, 2026 for and on behalf of Parvin Fund Management, LLC in his capacity as Managing Director of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PARVIN FUND MANAGEMENT, LLC

By: /s/ J. Steven Smith

Name: J. Steven Smith

Title: Managing Director

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

EXHIBIT D

Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on June 8, 2026 (File No. 812-16041)